Exhibit 99.1

FORM 881-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report Regarding a Change in a Purchasing Plan prior to its Completion

Regulation 31B (b) of the Security Regulations (periodic and current report) 1970

Further to the Current Report (dated September 13, 2011, Identification Number is 2011-01-273129) filed in Israel regarding a Purchase Plan (pursuant to which the Company announced a debenture buy-back plan in Israel due to changes in global macroeconomic conditions, including market volatility, which its Board believed would make buy-backs of debentures in the ordinary course of business, below par value, attractive when compared to alternative sources of financing available to the Company and would improve the cost of the Company’s debt financing).

Type of Holder: the Company

Type of Identity Number: Israeli Companies Registrar

Identification Number of the Holder: 520033234

Place of Incorporation: Israel

Type of Security referred to in this Purchase Plan: Debentures (Series A, Series B, Series, C, Series F) in Israel

Has the Company implemented the Purchasing Plan? Yes.

Starting Date of the Purchasing Plan: September 13, 2011

The Period Defined for Implementing the Purchasing Plan: from September 13, 2011 through December 31, 2012

Date of Approval of the Change of the Purchasing Plan by the Board: January 4, 2012

Reasons the Board wished to change or cancel the Purchasing Plan prior to its Completion: The Board implemented two changes: (i) the extension of the termination date of the Purchasing Plan from December 31, 2011 until December 31, 2012; and (ii) the inclusion of the purchase of Series B Debentures in Israel as part of the Purchasing Plan, such Purchasing Plan originally implemented due to the considerations of the Board described in the original filing mentioned in the first paragraph above.

The Number of Securities Purchased within the Framework of the Purchasing Plan up until the date of Change or Cancellation: 547,883 Debentures

Tax Implications following the change or cancellation of the Purchasing Plan on the Company and the Security Holders: The Company believes that any tax implications as a result of the Purchasing Plan on the Company itself will not be material. In addition, the Company is not aware of any possible tax implications of the Purchasing Plan on other debenture holders.

Source of funding used for Implementation of the Purchasing Plan: The purchases of the debentures will be funded from the Company’s own resources.

Is the Purchasing Plan for Stocks or Securities converted to Stocks? No.